Exhibit 15.6

CONSENT OF CRAIG HARVEY

I consent to the use of my name, or any quotation from, or summarization of, the technical report summary entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with effective date of December 31, 2023 and issued on May 15, 2024, including any reference to me as the new qualified person for the sections of the technical report summary originally prepared by Marthinus van Staden, included or incorporated by reference in:

(i)

the Annual Report on Form 20-F for the period ended December 31, 2024 of Caledonia Mining Corporation Plc being filed with the United States Securities and Exchange Commission, and any amendments or supplements thereto; and

(ii)	the Company’s Form F-3 Registration Statement (File No. 333-281436), and any amendments or supplements thereto.

I further consent to the filing of the technical report summary as an exhibit thereto.

Craig Harvey, NHD Economic Geology
MAIG, MGSSA
Date: May 15, 2025